

Mail Stop 4631

July 13, 2009

Mr. David Alley
Chief Executive Officer and Chief Financial Officer
Health Anti-Aging Lifestyle Options, Inc.
4233 E. Magnolia Avenue
Phoenix, AZ 85034

> **RE:** **Form 10-K for the year ended December 31, 2008**
> **Form 10-Q for the period ended March 31, 2009**
> **File No. 0-50068**

Dear Mr. Alley:

We have reviewed these filings and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2008</u>

<u>Item 9A – Controls and Procedures</u>

<u>Evaluation of Disclosure Controls and Procedures, page 31</u>

1. Please help us understand how you concluded that your disclosure controls and procedures were effective as of December 31, 2008, given the material weaknesses that you identified. In addition, your disclosure controls and procedures effectiveness conclusion should not be based solely on the material weaknesses described below, as you currently disclose, since this represents limiting language. Please file an amendment to your Form 10-K which includes your disclosure controls and procedures effectiveness conclusion with no limiting

language. If you believe your disclosure controls and procedures were effective, please make sure your disclosures in the amended Form 10-K explain why you believe this to be the case despite the material weaknesses.

Exhibit 31.1 – Certifications

2. Your certification omits the internal control over financial reporting language from the introductory portion of paragraph 4. Please file an amendment to your Form 10-K to include a certification that does not exclude the introductory portion of paragraph 4. Please ensure that the revised certification refers to the Form 10-K/A and is currently dated. Refer to Section 246.13 of the Division of Corporation Finance - Compliance and Disclosure Interpretations of Regulation S-K, which can be found at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

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Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

       You may contact Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or, in his absence, the undersigned at (202) 551-3769 if you have questions regarding our comments.

Sincerely,

Rufus Decker
Accounting Branch Chief